

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

J. Paul Whitehead, III
Chief Financial Officer
CompuCredit Holdings Corporation
Five Concourse Parkway, Suite 400
Atlanta, GA 30328

     Re: **CompuCredit Holdings Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Form 10-Q for the Quarterly Period Ended June 30, 2010
               Form 10-Q for the Quarterly Period Ended September 30, 2010
               File No. 000-53717

Dear Mr. Whitehead:

     We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            Paul Cline
                            Senior Accountant